PINE VALLEY FILES FOR CREDIT PROTECTION UNDER CCAA

VANCOUVER, BRITISH COLUMBIA, October 20, 2006 – Pine Valley Mining Corporation (TSX: PVM; OTC: PVMCF) (the “Company” or “Pine Valley”) reports that Company management has concluded that, due to continuing production problems encountered at its Willow Creek Mine, which problems have resulted in a significant and worsening working capital shortfall, and the Company’s inability to raise sufficient new financing on satisfactory terms, it is in the best interests of the Company, its shareholders and its creditors for the Company to apply for creditor protection under the Companies’ Creditors Arrangement Act (Canada).  Consequently, the Company has instructed its legal counsel to file such an application in the Vancouver Registry of the BC Supreme Court on Friday, October 20, 2006.

Pine Valley will initially seek an order effective for a period of 30 days, during which time creditors and other third parties will be stayed from terminating agreements with Pine Valley or otherwise taking steps against Pine Valley (the "Order"). The purpose of obtaining the Order is to afford Pine Valley an opportunity to preserve the going concern value of its assets as it assesses its alternatives, including the possible sale of the company, to satisfy creditors and preserve shareholder value.  The Company is in the process of selecting an outside advisor to assist in that process.  The Company anticipates that Ernst & Young LLP will be appointed by the Court as the Monitor in the CCAA proceedings.

The decision to seek creditor protection was reached after Pine Valley management ended its consideration of the credit facility proposal described in its news release of October 18, 2006.

While the Company plans to move to put its operations on a care and maintenance basis, it will continue operations for the next three to four days in order to complete a previously planned shipment of coking coal of approximately 46,000 tonnes.

During the period in which operations are on a care and maintenance basis, the Company intends to re-assess its mining plan, and continue to study what improvements would be required to increase the efficiency of the Company’s wash plant.

The Company also reports that Robert Armstrong, Scott Brown, Clay Gillespie and Gord Fretwell have resigned from the Company's board of directors.

This news release contains certain “forward looking statements”, as defined in the United States Private Securities Litigation Reform Act of 1995, that involve a number of risks and uncertainties including but not limited to economic, competitive, governmental and geological factors effecting the Company’s operations, markets, products and prices and other risk factors.  There can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.  Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include the Company’s dependence on the steel industry, volatility in coal prices, accidents and other risks associated with mining operations, the Company’s need for and availability of additional financing, the restrictions imposed under  the Company’s existing debt arrangements and its debt service requirements and the other  risk factors  discussed in greater detail in the Company’s various filings with the Securities and Exchange Commission and Canadian securities regulators, including the Company’s Form 20-F dated June 21, 2006.

PINE VALLEY MINING CORPORATION

“Robert Bell”

Robert Bell

President and Chief Executive Officer

###

Contacts:

Robert (Bob) Bell

Martin Rip

President & Chief Executive Officer

Vice President Finance and CFO

(604) 682-4678

(604) 682-4678

Vancouver, British Columbia, Canada

Vancouver, British Columbia, Canada

Company e-mail contact:  pinevalley@pinevalleycoal.com